Exhibit 99.3

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 5, 2015 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the six months ended June 30, 2015. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2014. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed herein and under the heading “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

2015 HIGHLIGHTS

•

Denison executes agreement with Fission Uranium Corp. (“Fission”) to create a Canadian focused and diversified uranium company: On July 27, 2015, Denison entered into an agreement to combine its business with Fission by way of a court approved plan of arrangement (the “Arrangement”). The combined company will feature an exploration and development portfolio that will include Fission’s 100% owned Patterson Lake South Project (host to the Triple R deposit) and Denison’s 60% owned Wheeler River Project (which hosts the Phoenix deposit and Gryphon discovery). The combined company will also have a strong exploration foothold in both the historically prolific eastern Athabasca Basin and the emergent western Athabasca Basin, with a combined land package of over 430,000 hectares and a sizeable base of mineral resources.

Under the terms of the Arrangement, Fission common shareholders will receive 1.26 common shares of Denison for each common share of Fission held plus CAD$0.0001 per each Fission share in cash. Upon completion of the transaction, the combined company will be named “Denison Energy Corp.” and will be approximately 50% owned by the existing Denison and Fission shareholders on a fully-diluted in-the-money basis. The Company also plans to complete a 2-for-1 share consolidation upon completion of the transaction. The proposed transaction, name change, share consolidation and shareholders’ approval are expected to be completed in October 2015.

•

The Company agrees to sale of Mongolian interests: On July 29, 2015, Denison entered into a definitive share purchase agreement with Uranium Industry a.s. (“UI”), of the Czech Republic, whereby UI will acquire all of Denison’s interest in mining assets and operations located in Mongolia in exchange for cash consideration of $20 million. Pursuant to the terms of the agreement, Denison will receive an initial payment of $250,000 on closing, excepted to occur on or about September 8, 2015, and a deferred payment of $19,750,000 by November 30, 2015.

•

CAD$15 million flow-through financing completed to fund Canadian exploration activities in 2016: In May 2015, the Company completed a private placement offering of 12,000,000 common shares issued on a flow-through basis, at a price of CAD$1.25 per share, for aggregate proceeds to Denison of CAD$15 million.

•

Stream of toll milling revenue continues to grow in the first half of 2015: The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 3.1 million pounds U3O8 in the first half of 2015 for the Cigar Lake Joint Venture (“CLJV”), generating toll milling revenues for Denison of $0.9 million. Production ramped up significantly in the early part of the second quarter and is on track to meet the target of six to eight million packaged pounds of U3O8 this year. The Company’s share of toll milling revenues for the year is expected to be approximately $2.1 million.

•

Continued Exploration Success at the Wheeler River Property: The summer drilling program is currently in progress with 36 drill holes planned, totaling approximately 24,000 metres. The Gryphon zone of uranium mineralization has the potential to add significantly to the estimate of mineral resources at Wheeler River, which already includes the high grade Phoenix uranium deposit.

A total of 14,113 metres of drilling has been completed in 18 drill holes at Wheeler River, to date, as part of the Company’s summer exploration program. Eight of the drill holes were at the Gryphon Zone and were designed to complete the 50 metre x 50 metre spaced drill pattern and determine the extent of the mineralization in the down-dip and down-plunge directions. The best result was in drill hole WR-604, which intersected 3.8% eU3O8 over 4.7 metres (779.2 to 783.9 metres), followed by 8.4% eU3O8 over 1.1 metres (790.0 to 791.1 metres), which extended mineralization in the down-dip direction. An initial estimate of mineral resources at the Gryphon zone is expected to be prepared before the end of the year.

•

New zone of uranium mineralization discovered at Murphy Lake: The first drill hole of a planned four drill hole program discovered uranium mineralization at Murphy Lake. Drill hole MP-15-03 intersected 0.2% eU3O8 over 6.9 metres (270.0 to 276.9 metres) at the sub-Athabasca unconformity.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities that is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of customers.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide and uranium hexafluoride.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at June 30, 2015	As at December 31, 2014
Financial Position:
Cash and cash equivalents	$14,864	$18,640
Short term investments	8,015	4,381
Long term investments	463	954

Cash, equivalents and investments	$23,342	$23,975
Working capital	$20,649	$22,542
Property, plant and equipment	$249,263	$270,388
Total assets	$287,444	$311,330
Total long-term liabilities	$38,372	$42,291

	Six Months Ended
(in thousands, except for per share amounts)	June 30, 2015	June 30, 2014
Results of Operations:
Total revenues	$5,257	$4,532
Net income (loss)	$(13,928)	$(24,231)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.05)

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

	2015	2015	2014	2014
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3
Results of Operations:
Total revenues	$2,929	$2,328	$2,736	$2,351
Net income (loss)	$(4,134)	$(9,794)	$(4,652)	$(2,820)
Basic and diluted earnings (loss) per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)

	2014	2014	2013	2013
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3
Results of Operations:
Total revenues	$2,358	$2,174	$2,413	$2,801
Net income (loss)	$(11,564)	$(12,667)	$(30,459)	$(45,477)
Basic and diluted earnings (loss) per share	$(0.02)	$(0.03)	$(0.06)	$(0.10)

RESULTS OF OPERATIONS

Revenues

Canada - Mining

During the first half of 2015, the McClean Lake mill continued to process ore received from the Cigar Lake mine under a toll milling agreement. The mill packaged approximately 3.1 million pounds U3O8 for the CLJV. The Company’s share of toll milling revenue from processing Cigar Lake ore at the McClean Lake mill, during the three and six months ended June 30, 2015, totaled $718,000 and $922,000, respectively. In 2014, toll milling revenue was only recognized in the fourth quarter, as the first drums of CLJV uranium were packaged in October 2014.

Services and Other

Revenue from DES during the three and six months ended June 30, 2015 was $1,774,000 and $3,414,000, respectively, compared to $1,682,000 and $3,307,000 during the same periods in 2014. In the first half of 2015, DES experienced an increase in Canadian dollar revenues due to an increase in activity at certain care and maintenance sites, which was largely offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Revenue from the Company’s management contract with UPC was $437,000 and $921,000 during the three and six months ended June 30, 2015, compared to $676,000 and $1,225,000 for the same periods in 2014. The decrease in revenues during 2015 was due to fewer commissions earned on UPC’s purchases of uranium. Refer to RELATED PARTY TRANSACTIONS below for further details.

Operating Expenses

Canada

McClean Lake is comprised of several uranium deposits and a high-grade uranium mill and is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. The McClean Lake uranium mill is one of the world’s largest uranium processing facilities. Expansion of the mill from 13 million to 24 million pounds annual U3O8 production capacity is ongoing while the mill processes ore from Cigar Lake under a toll milling agreement. Commissioning of the mill at 18 million pounds annual U3O8 production capacity has begun and is expected to be completed in the third or fourth quarter of 2015. The expansion remains fully funded by the CLJV.

Operating expenses in Canada were $467,000 and $666,000 during the three and six months ended June 30, 2015, compared to $116,000 and $257,000 in the same periods in 2014. Most of the operating expenses are attributable to activity involving the MLJV. Operating costs were higher during 2015 primarily due to depreciation of mill capital assets, as a result of processing the Cigar Lake ore at the McClean Lake mill.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

Africa

Operating expenses in Africa during the three and six months ended June 30, 2015 totaled $102,000 and $162,000, respectively. During the same periods in 2014, operating expenses totaled $490,000 and $1,185,000. The majority of operating expenses relate to costs incurred on the Falea project in Mali. The higher operating expenses in the first half of 2014 related to engineering studies, metallurgical test work programs and environmental programs that were completed during the first half of 2014, following the acquisition of the Falea project.

Services and Other

Operating expenses during the three and six months ended June 30, 2015 include costs relating to DES totaling $1,628,000 and $3,204,000, respectively, compared to $1,620,000 and $3,203,000 in the same periods in 2014. During the first half of 2015, DES experienced an increase in Canadian dollar operating expenses due to an increase in activity at certain care and maintenance sites, which was largely offset by the favourable fluctuation in foreign exchange rates applicable on the translation of expenses denominated in Canadian dollars.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or evaluation in Canada, Zambia, Mali, Namibia and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects totaling over 400,000 hectares. Global exploration expenditures were $3,011,000 and $9,146,000 during the three and six months ended June 30, 2015, with over 90% of exploration expenditures being incurred in Canada. Global exploration expenditures totaled $3,588,000 and $10,185,000 during the same periods in 2014. The decrease in global exploration expenditures during the first half of 2015 is mainly due to the favourable fluctuation in foreign exchange rates applicable on the translation of expenses denominated in Canadian dollars.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

Canada

The Company’s land position in the eastern Athabasca Basin, as of June 30, 2015, is illustrated below:

Denison’s share of exploration spending on its Canadian properties was $2,732,000 and $8,254,000 during the three and six months ended June 30, 2015, as compared to $3,240,000 and $9,494,000 during the same periods in 2014. Exploration spending in Canada is seasonal with spending higher during the winter drilling programs (January to mid-April) and summer drilling programs (June to mid-October) in the Athabasca Basin. The following table summarizes the exploration activities that were completed as of June 30, 2015.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

Canadian Exploration Activities

Property	Denison’s ownership		Drilling in metres (m)	Other ongoing activities
Wheeler River	60%		23,148 (32 holes)	Geophysical surveys
Bell Lake	100%		180 (in progress)	Geophysical surveys
Crawford Lake	100%		4,135 (8 holes)	Geophysical surveys
Hatchet Lake	58.06	%(1)	2,547 (9 holes)	Geophysical surveys
Jasper Lake	100%		1,469 (7 holes)	—
Lynx Lake	58.42	%(1)	1,338 (2 holes)	—
Mann Lake	30%		7,775 (14 holes)	—
Murphy Lake	58.94	%(1)	—	Geophysical surveys
Moore Lake	100%		2,667 (7 holes)	—
Turkey Lake	100%		702 (5 holes)	—
Stevenson River	100%		777 (3 holes)	—
Waterbury Lake	60%		1,224 (4 holes)	Geophysical surveys
Waterfound North	58.42	%(1)	—	Geophysical surveys
Wolly	22.5%		5,169 (21 holes)	Geophysical surveys

Total			51,131 (112 holes)

(1)

The Company’s ownership in these projects is as at December 31, 2014. Various partners in these projects have elected not to fund the 2015 programs and dilute their respective ownership interest. As a result, Denison’s interest will increase.

Wheeler River

The Wheeler River property lies in close proximity to existing mining and milling infrastructure between the McArthur River Mine and the Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project, while Cameco holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest. Denison’s share of exploration costs at Wheeler River amounted to $1,022,000 and $2,775,000, respectively, during the three and six months ended June 30, 2015, compared to $938,000 and $2,786,000 in the same periods in 2014. During the second quarter of 2015, six drill holes were completed at Wheeler River as part of the summer program. Two of the drill holes were completed at the Phoenix North area and did not return significant mineralization. The other four were drilled in the Gryphon area.

Gryphon Zone

The Gryphon zone, located approximately three kilometres northwest of the high grade Phoenix uranium deposit, was discovered in 2014. The highest grade intersection to date at Gryphon was returned from drill hole WR-573D1, which intersected 22.2% U3O8 over 2.5 metres.

A total of 14,113 metres of drilling has been completed in 18 drill holes at Wheeler River, to date, as part of the Company’s summer exploration program. Eight of the drill holes were at the Gryphon Zone and were designed to complete the 50 metre x 50 metre spaced drill pattern and determine the extent of the mineralization in the down-dip and down-plunge directions. The best result was in drill hole WR-604, which intersected 3.8% eU3O8 over 4.7 metres (779.2 to 783.9 meters), followed by 8.4% eU3O8 over 1.1 metres (790.0 to 791.1 metres), which extended mineralization in the down-dip direction. An initial estimate of mineral resources at the Gryphon zone is expected to be prepared before the end of the year.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

In April 2015, a 17,700 metre, 26 hole winter drilling program at Wheeler River was completed. Seven of the 12 drill holes targeting extensions of the Gryphon zone intersected significant uranium mineralization. The zone was extended up-plunge, down-plunge, and up-dip on two sections. Consistent with the down-hole probe data, the best assay result was in drill hole WR-584B, which intersected 7.9% U3O8 over 4.5 metres in the up-plunge direction at Gryphon.

The remaining 14 drill holes were completed to explore for other areas of mineralization along strike to the south of the Gryphon zone. This resulted in the discovery of a new zone of uranium mineralization, occurring at the unconformity, 800 metres to the south of Gryphon. Mineralization in this zone straddles the unconformity, replacing the matrix of the basal sandstone or filling fractures in the underlying pelitic strata. The area is characterized by graphitic faults and a prospective alteration zone that extends from the south end of Gryphon. Assay results from this area are encouraging, as drill hole WR-597 returned 4.5% U3O8 over 4.5 metres along with several other mineralized intervals. As WR-597 is the furthest hole completed to the south, the zone is open in that direction and will be followed up later in the summer drilling program.

2015 Year to Date Probe and Assay Comparison Highlights at the Gryphon Zone (1)

			Down-Hole Total Gamma Probe				Assay
Hole Number	Location	Mineralization	From (m)	To (m)	Length (m)	eU3O8 (%)(2)	From (m)	To (m)	Length (m)	U3O8 (%)
WR-571D2(3,5)	Up-Dip	Basement	512.6	517.9	5.3	3.2	512.0	517.5	5.5	3.9
and	Up-Dip	Basement	544.8	546.0	1.2	1.8	544.0	545.5	1.5	5.0
WR-574D1(3,5)	Up-Dip	Basement	510.4	511.4	1.0	7.5	510.0	511.0	1.0	8.1
WR-582(4)	Down-plunge	Basement	764.2	766.6	2.4	2.9	763.5	766.5	3.0	3.8
WR-583(4)	Down-plunge	Basement	786.3	788.7	2.4	2.8	786.1	788.1	2.0	3.7
WR-583D2(3,5)	Down-plunge	Basement	508.2	509.8	1.6	2.4	509.0	510.0	1.0	3.6
WR-584B(3)	Up-plunge	Basement	641.6	646.2	4.6	9.0	641.6	646.1	4.5	7.9
WR-595(4)	South of Gryphon	Unconformity	525.0	526.2	1.2	1.0	526.2	527.7	1.5	0.5
WR-597(3)	South of Gryphon	Unconformity	496.5	500.5	4.0	2.8	495.5	500.0	4.5	4.5
WR-604(3)(6)	Down-Dip	Basement	779.2	783.9	4.7	3.8	—	—	—	—
and	Down-Dip	Basement	790.0	791.1	1.1	8.4	—	—	—	—

(1)

As the drill holes are angled steeply to the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the basement mineralization (all holes except WR-595 and WR-597) is expected to be approximately 75% of the intersection lengths. As the unconformity mineralization (holes WR-595 and WR-597) is horizontal, the true thickness is expected to be approximately 90% of the intersection lengths.

(2)	eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.
(3)	Composited above a cut-off grade of 1.0% eU3O8.
(4)	Composited above a cut-off grade of 0.05% eU3O8.
(5)	Distances are measured from a wedge, not from surface.
(6)	Assays results not available yet.

The Gryphon zone consists of multiple stacked lenses with variable thicknesses that plunge to the northeast. Mineralization is hosted in basement gneisses and occurs from 100 to 250 metres below the sub-Athabasca unconformity (600 to 750 metres below surface). The zone is approximately 450 metres long (along the plunge) by 60 metres wide (across the plunge).

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

Gryphon Zone – High Grade Uranium Discovery at Wheeler River

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

Other Properties

During the second quarter of 2015, exploration activity on other projects included a DC-resistivity geophysical survey at Crawford Lake and drilling programs at Jasper Lake, Stevenson River and Bell Lake. At Jasper Lake and Stevenson River, a total of 2,246 metres of drilling was completed in 10 drill holes. No significant mineralization was intersected at these projects. At Bell Lake, the first drill hole of a planned four hole, 2,650 metre drilling program is underway.

Subsequent to the first half of 2015, the first drill hole of a planned four drill hole program at Murphy Lake successfully intersected a new zone of uranium mineralization. Drill hole MP-15-03 intersected 0.2% eU3O8 over 6.9 metres (270.0 to 276.9 metres) at the sub-Athabasca unconformity. Mineralization is associated with a zone of strong sandstone alteration including desilicification and clay over a hematite cap. Basement rocks immediately below the mineralization consist of graphitic pelitic gneisses with occasional faults. The target was an east-west oriented resistivity low anomaly that has been tested by only one other drill hole previously. That drill hole is located 400 metres to the east and was flagged for follow-up due to significant sandstone alteration above graphitic basement rocks. Three additional drill holes have been completed to follow up on the mineralization in MP-15-03. While none of the holes intersected mineralization, alteration and structure suggest a highly prospective system which is open to the west and likely to the east. The summer drilling program for 2015 is complete and follow up drilling is being planned for January 2016. Murphy Lake is located approximately 30 kilometres northwest of the McClean Lake mill and is a joint venture with Anthem Resources Inc. (41.06% interest). The 2015 program at Murphy Lake is being fully funded by Denison as a result of Anthem’s choice to dilute its interest.

Africa

Exploration expenses in Africa during the three and six months ended June 30, 2015 were $211,000 and $524,000, respectively. During the same periods in 2014, exploration expenses were $305,000 and $401,000. Exploration activity planned for 2015 has been designed to maintain the Company’s claims in good standing while advancing the exploration potential of its assets as part of a strategy to pursue a spin-out or disposal transaction when market conditions permit.

Zambia

Exploration expenditures at the Mutanga project during the three and six months ended June 30, 2015 were $159,000 and $217,000, respectively. An excavator trenching program was completed during the second quarter of 2015, and a program of surficial geochemistry is scheduled to follow during the second half of the year. During the same periods in 2014, exploration expenses were $161,000 and $208,000, when work included geological mapping, geochemical sampling and excavator trenching programs at the Company’s Mutanga project.

Mali

Exploration expenditures of $50,000 and $302,000 were incurred during the three and six months ended June 30, 2015, primarily relating to an airborne geophysical survey completed in the first quarter, which was designed to extend the coverage of a previously flown survey. In February 2015, an application was made to renew the Falea exploration permit. The convention for a new permit was signed by the Minister of Mines in July 2015 and the final granting of the Falea permit is expected later this year. During the three and six months ended June 30, 2014, exploration expenditures amounted to $123,000 and $152,000, respectively, while a field program consisting of geological mapping and surficial geochemistry surveys was completed during the second quarter.

Namibia

No significant exploration work was completed on the Dome project during the first half of 2015. Similarly, no significant exploration work was carried out during the first half of 2014.

Mongolia

Exploration expenditures on the GSJV properties totaled $68,000 and $368,000 during the three and six months ended June 30, 2015, compared to $43,000 and $290,000 during the same periods in 2014. Expenditures in both periods were primarily related to annual license payments, required to maintain the GSJV properties in good standing while the Company explored strategic alternatives regarding its ownership interest in the GSJV. On July 29, 2015, the Company entered into a binding agreement with UI, a Czech Republic entity, to dispose of its 85% interest in the GSJV. Refer to SUBSQUENT EVENTS for further details.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

General and Administrative

Total general and administrative expenses were $1,741,000 and $3,337,000 during the three and six months ended June 30, 2015, compared with $2,103,000 and $4,506,000 during the same periods in 2014. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States. General and administrative expenses decreased in the first half of 2015 mainly as a result of lower office expenses and special projects costs, as well as a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

Impairment – Mineral Properties

There was no impairment recognized during the first half of 2015. During the first quarter of 2014, the Company recognized a mineral property impairment charge of $1,658,000 associated with the Company’s release of its Black Lake land holdings in Canada. There was no impairment recognized during the second quarter of 2014.

Other Income and Expenses

The Company recognized other income of $420,000 and other expenses of $4,860,000 during the three and six months ended June 30, 2015, respectively, compared to other expenses of $6,009,000 and $9,411,000 during the same periods in 2014. The decrease in other expenses during 2015 is primarily due to a decrease in foreign exchange losses due to favourable fluctuations in foreign exchange rates.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $14,864,000 at June 30, 2015 compared with $18,640,000 at December 31, 2014. The decrease of $3,776,000 was primarily due to net cash used in operations of $9,054,000, net cash used in investing activities of $5,258,000 and a net foreign exchange loss of $1,185,000 on the translation of currency balances at period end, partly offset by net cash provided by financing activities of $11,721,000.

Net cash used in operating activities of $9,054,000 during the six months ended June 30, 2015 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $5,258,000 consists primarily of cash used to purchase investments of $8,134,000 and property, plant and equipment of $855,000, partly offset by cash provided by the maturity of investments in debt instruments and the sale of investments in equity instruments totaling $4,033,000.

Net cash provided by financing activities of $11,721,000 largely reflects net proceeds received on the issuance of flow-through common shares. On May 26, 2015, the Company closed a CAD$15 million private placement for the issuance of 12,000,000 flow-through common shares at a price of CAD$1.25 per share. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2016. As at June 30, 2015, the company has not incurred any expenditures towards the spending obligation associated with the financing. Other financing activities included proceeds received from the issuance of common shares on the exercise of stock options and warrants for a total of $411,000.

As at June 30, 2015, the Company estimates it has spent CAD$10,671,000 on eligible Canadian exploration expenses towards its obligation under the flow-through share financing completed in August 2014 for gross proceeds of $14,997,000. The remaining balance of CAD$4,326,000 is expected to be incurred before December 31, 2015.

The Company holds a large majority of its cash in CAD denominated bank accounts. As at June 30, 2015, the Company’s cash and cash equivalents amount to CAD$18,566,000.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

Revolving Term Credit Facility

On January 30, 2015, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2014 and to extend the maturity date to January 31, 2016. Under the amended agreement, the Company has access to credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

The amended agreement contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, Denison has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The amended facility is also subject to letter of credit and standby fees of 2.40% and 0.75%, respectively.

Reclamation Sites

Elliot Lake – Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake Reclamation Trust Fund. At June 30, 2015, the amount of restricted cash and investments relating to the Elliot Lake Reclamation Trust fund was $2,319,000.

McClean Lake and Midwest –Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province. The Company has in place irrevocable standby letters of credit from a chartered bank in favour of Saskatchewan’s Ministry of Environment, totaling CAD$9,698,000 which relate to a previously filed reclamation plan. Under the preliminary plan submitted in November 2014, the Company expects to increase its pro-rata share of financial assurances to the Province to approximately CAD$22,446,000.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The management services agreement was entered into on April 1, 2013 and has a three-year term. The agreement may be terminated by either party upon the provision of 120 days written notice.

The following management fees were received from UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2015	2014	2015	2014
Revenue
Management fees	$437	$362	$899	$780
Commission fees	—	314	22	445

	$437	$676	$921	$1,225

At June 30, 2015, accounts receivable includes $171,000 (December 31, 2014: $123,000) due from UPC with respect to the fees and transactions discussed above.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

Korea Electric Power Corporation (“KEPCO”)

In 2009, Denison entered into a strategic relationship agreement with its largest shareholder, KEPCO. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s Board, so long as its share interest in Denison is above 5.0%. In January 2015, Mr. Tae Hwan Kim, KEPCO’s representative on Denison’s Board resigned and was replaced by Mr. Joo Soo Park.

As at June 30, 2015, KEPCO holds 58,284,000 shares of Denison representing a share interest of 11.2%.

As at June 30, 2015, Denison also holds a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) entities whose key asset is the Waterbury Lake property. The other remaining 40% interest in these entities is held by a consortium of investors (“KWULP”) of which KEPCO is the primary holder. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 in exchange for allowing Denison to carry out spending programs without obtaining the approval of 75% of the voting interest. As at June 30, 2015, KWULP has a funding obligation to WLUC and WLULP of CAD$1,421,000. Denison has recorded its proportionate share of this amount of $682,000 (CAD$852,000) as a component of trade and other receivables.

Other

During the three and six months ended June 30, 2015, all services and transactions with the following related parties were made on terms equivalent to those that prevail with arm’s length transactions:

•

Investor relations, administrative service fees and other expenses of $48,000 and $62,000 were incurred during the three and six months ended June 30, 2015 (June 30, 2014: $13,000 and $28,000) with Namdo Management Services Ltd, which shares a common officer with Denison. These services were incurred in the normal course of operating a public company. At June 30, 2015, an amount of $nil (December 31, 2014: $nil) was due to this company.

•

Legal fees of $58,000 and $58,000 were incurred during the three and six months ended June 30, 2015 (June 30, 2014: $127,000 and $234,000) with Cassels Brock & Blackwell, LLP, a law firm of which a member of Denison’s Board of Directors is a partner. In the current year, the services and associated costs are mainly related to the Arrangement with Fission. In the prior year, the services and associated costs were mainly related to the acquisition of International Enexco Ltd. and the Company’s internal reorganization of its interests to consolidate its African holdings. At June 30, 2015, an amount of $58,000 (December 31, 2014: $1,000) was due to the law firm.

•

Executive services of $28,000 and $28,000 were provided by the Company during the three and six months ended June 30, 2014 to Lundin Gold Inc. (formerly Fortress Minerals Corp.). No similar services were provided during 2015. At June 30, 2015, an amount of $nil (December 31, 2014: $44,000) was due to Denison.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2015	2014	2015	2014
Salaries and short-term employee benefits	$331	$339	$816	$979
Share-based compensation	90	126	207	267
Termination benefits	—	158	—	158

	$421	$623	$1,023	$1,404

SUBSEQUENT EVENTS

Denison executes arrangement with Fission Uranium Corp.

On July 27, 2015, Denison executed the Arrangement agreement to combine its business with Fission. Fission’s principal uranium asset is its 100% owned Patterson Lake South project located in Saskatchewan, Canada. Completion of the Arrangement is subject to Denison and Fission shareholder approval, applicable regulatory approvals and the satisfaction of other customary conditions. Denison expects to complete the Arrangement in October 2015.

Under the terms of the Arrangement, Denison will acquire all of the issued and outstanding Fission shares on the basis of 1.26 of a Denison share plus cash of CAD$0.0001 for each Fission share. Any outstanding warrants and options of Fission as of the completion of the Arrangement will be exchanged for options and warrants of Denison adjusted by the exchange ratio of 1.26.

The value of the Denison shares to be issued under the Arrangement is estimated to be $364,995,000. The estimate is based on approximately 386,238,000 outstanding shares of Fission being exchanged at the above noted ratio, and a fair market value of a Denison common share of $0.75 as per Denison’s closing share price on June 30, 2015. Each $0.01 increase (decrease) in Denison’s share price increases (decreases) the value of the Denison shares to be issued by approximately $4,867,000.

At June 30, 2015, Denison has incurred $58,000 of transaction costs related to the Arrangement, which were expensed in the period.

Immediately following the closing of the Arrangement, Denison shareholders will also be asked to approve a 2-for-1 share consolidation and a corporate name change to “Denison Energy Corp”.

Denison agrees to sale of Mongolian interests

On July 29, 2015, Denison entered into a definitive share purchase agreement with UI, whereby UI will acquire all of Denison’s interest in mining assets and operations located in Mongolia in exchange for cash consideration of $20 million (the “GSJV Sale”). Under the agreement, Denison will receive an initial payment of $250,000 on closing (expected to be on or before September 8, 2015) and a deferred payment of $19,750,000 by November 30, 2015. The deferred payment is guaranteed in the event that the mining licences for the Hairhan, Haraat, Gurvan Saihan, and Ulziit projects (the “Mining Licences”) are granted to the GSJV on or before November 30, 2015. In the event that the Mining Licenses are not granted, and UI does not make the deferred payment of $19,750,000, the shares subject to the agreement will be transferred back to Denison. UI will be responsible for the operating expenses incurred in Mongolia from closing (expected to be on or before September 8, 2015).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

OUTSTANDING SHARE DATA

At August 5, 2015, there were 518,438,669 common shares issued and outstanding, stock options outstanding for 7,194,085 Denison common shares, and warrants outstanding for 188,066 Denison common shares for a total of 525,820,820 common shares on a fully-diluted basis.

OUTLOOK FOR 2015

The Company has completed a successful winter exploration program in Canada and resumed drilling during the first week of June as part of a summer exploration program focused on advancing certain high priority projects. In general, the Company’s exploration, development and operation plans for 2015 remain unchanged at the end of the first half of the year. The outlook for the remainder of the year, however, is expected to change as a result of the Arrangement Agreement executed with Fission. The impact of the Arrangement has not yet been factored into the outlook for 2015.

Given the significant devaluation of the Canadian dollar in the first quarter of 2015, the Company’s Previous Outlook includes revisions to its budgeted USD$ to CAD$ foreign exchange rate to 1.24 from 1.12. The Current Outlook has been revised to reflect additional spending in Mongolia incurred in connection with the GSJV Sale.

(in thousands)	Previous Outlook 2015 (1)(4)	Current Outlook 2015 (1)	Actual to June 30, 2015 (3)
Canada (2)
Mineral Sales & Toll Milling Revenue	$3,200	$3,200	$914
Mineral Property Exploration	(12,890)	(12,890)	(8,514)
Development & Operations	(1,620)	(1,620)	(485)

	(11,310)	(11,310)	(8,085)
Africa
Zambia, Mali and Namibia	(2,340)	(2,340)	(1,185)

	(2,340)	(2,340)	(1,185)
Asia
Mongolia	(725)	(1,200)	(851)

	(725)	(1,200)	(851)
Other Activities (2)
UPC Management	1,680	1,680	837
DES Environmental Services	150	150	25
Corporate General & Administration	(4,150)	(4,150)	(2,389)

	(2,320)	(2,320)	(1,527)

Total	$(16,695)	$(17,170)	$(11,648)

(1)	Only material operations are shown.
(2)	Outlook figures have been converted using a US$ to CAD$ exchange rate of 1.24.
(3)	The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and excludes non-cash depreciation and amortization amounts totaling $1,064,000.
(4)	Reflects Outlook 2015 figures as disclosed in the Three Months Ended March 31, 2015 MD&A.

Canada

Mineral Property Exploration

The 2015 budget for the Canadian exploration program is approximately CAD$23.1 million, of which Denison’s share is expected to be CAD$15.8 million. Denison’s exploration expenditures for 2015 are largely being funded by the proceeds from the Company’s flow-through share offering completed in August 2014, which raised CAD$15.0 million.

An aggressive summer exploration campaign began in early June and includes drilling programs on eight properties, all of which are operated by Denison: Wheeler River, Bell Lake, Murphy Lake, Waterbury Lake, Jasper Lake, Stevenson River, South Dufferin and Crawford Lake.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

Wheeler River

The 2015 budget for exploration at Wheeler River includes diamond drilling, ground geophysics and line cutting at a total cost of CAD$10.0 million (Denison’s share, CAD$6.0 million).

As the primary focus of the Company’s summer exploration program, 36 drill holes totaling 24,000 metres are planned for the Wheeler River property. Several new high priority targets were identified in the proximity of the Gryphon zone during the winter program, including the discovery of a new area of unconformity mineralization south of Gryphon. The Company plans to aggressively follow up on these targets during the summer exploration season and evaluate other prospective target areas on the property.

The Gryphon zone is an important uranium discovery and has the potential to significantly increase the resource base at Wheeler River, which is currently highlighted by the high grade Phoenix deposit with a total indicated mineral resource estimate of 70.2 million pounds U3O8 with an average grade of 19.1% U3O8 and a total inferred mineral resource estimate of 1.1 million pounds U3O8 an average grade of 5.8% U3O8. A portion of the drilling planned at the Gryphon Zone during the summer is intended to support the preparation of an updated estimate of mineral resources for Wheeler River later in the year.

Mineral Sales, Toll Milling Revenue, Development & Operations

The 2015 production plan calls for between six million and eight million pounds U3O8 to be packaged at the McClean Lake mill during the year. Production is expected to be primarily from Cigar Lake ore, with supplemental ore from the McClean Lake joint venture stockpiles. Denison’s share of operating and capital expenditures at McClean Lake in 2015 is estimated at CAD$500,000. Denison’s expenditures are expected to be offset by toll milling fees and revenue from the sale of approximately 26,000 pounds U3O8, recovered from McClean Lake ores. Denison’s total revenue from operations is projected to be CAD$3.8 million.

Given the current forecasts for the price of uranium, the SABRE program will be kept on care and maintenance and the McClean North and Midwest projects will remain on stand-by in 2015. Total expenditures on SABRE are planned to be CAD$900,000 (Denison’s share, CAD$203,000), and total expenditures on McClean North and Midwest are planned to be CAD$375,000 (Denison’s share, CAD$94,000).

Reclamation expenditures at Elliot Lake are projected to be CAD$819,000.

Africa

The Company has budgeted spending approximately $2.3 million during 2015 to maintain its projects in good standing, while the Company waits for market conditions that will permit a spin-out or disposal of its African portfolio. On its wholly owned Mutanga project in Zambia, activities will focus on generating additional exploration targets through soil and radon sampling, excavator trenching and geological mapping. In Mali, activities will focus on an expansion of previous airborne geophysical surveying and renewing the exploration permit for the Falea project.

Asia

In Mongolia, the Company continued to pursue strategic alternatives for its 85% interest in the GSJV in the quarter. On July 29, 2015, Denison entered into a definitive share purchase agreement providing for the GSJV Sale. UI will be responsible for the operating expenses incurred in Mongolia from the closing date of the transaction (on or before September 8, 2015). The current outlook for Mongolia has been increased to $1,200,000 for 2015, to reflect additional spending incurred in relation to the GSJV Sale.

Other Activities

Management fees generated from Denison’s management services agreement with UPC are budgeted to be CAD$2.1 million in 2015.

At DES, revenue from operations is budgeted at CAD$7.4 million and operating and capital expenses are forecasted to be CAD$7.2 million.

Corporate general and administration expenses are forecast to be CAD$4.9 million in 2015 and include all head office wages and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States. The Company has not yet updated its current outlook for project costs associated with the announced transaction with Fission.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2015

(Expressed in U.S. Dollars, unless otherwise noted)

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the six months ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISK FACTORS

In addition to the risks set out below, there are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in the Company’s Form 40-F available at www.sec.gov/edgar.shtml.

Denison has completed a number of transactions over the last several years, including without limitation the transactions involving Rockgate Capital Corp., International Enexco Limited, Fission Energy Corp, JNR Resources Inc. and Energy Fuels Inc. and has recently entered into the Arrangement Agreement with Fission and the GSJV Sale (collectively, the “Transactions”). Despite Denison’s belief that these Transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid to complete the Transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties and could adversely impact the Company, its financial performance and the trading price of its common shares on a short term or long term basis.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and its Form 40-F available at www.sec.gov/edgar.shtml.